February 7, 2014

Mr. Kevin L. Vaughn Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

RE:	Spectrum Brands, Inc. Form 10-K for the Fiscal Year Ended September 30, 2013 Filed November 27, 2013 File No. 001-13615

Dear Mr. Vaughn:

Set forth below are the responses of Spectrum Brands, Inc. (the "Company") to the comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to the Company dated January 27, 2014 (the "Comment Letter").  For your convenience, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 7, 2014

The Company advises the Staff that following the effectiveness of its Registration Statement on Form S-4 (File No. 333-192634), SB/RH Holdings, LLC, the Company’s parent, is subject to the periodic reporting requirements under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As permitted under Rule 12h-5 under the Exchange Act, the Company plans not to file periodic reports for so long as it may rely on Rule 12h-5 or is not otherwise required to file reports under Section 13(a) or Section 15(d) of the Exchange Act.  Any proposed changes the Company represents to make in this letter in future filings will be made in the applicable future filings, as appropriate, of SB/RH Holdings, LLC.

Spectrum Brands, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Index to Consolidated Financial Statements and Financial Statement Schedule

1. We note the “Index to Consolidated Financial Statements and Financial Statement Schedule” and “Table of Contents” indicates your filing has page numbers but we do not see any page numbers in the filing. Please include page numbers in your Form 10-K in future filings.

Response
In response to the Staff’s comment, the Company will include page numbers in future filings. The Company will correct this in the amendment to its Annual Report on Form 10-K originally filed on November 27, 2013 discussed in Response 5.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies and Practices

-(b). Change in Accounting Principle

2. We note your disclosures related to a change in accounting principle to present tax withholdings for share-based payment awards to taxing authorities on behalf of employees from operating activities to financing activities within your statement of cash flows. Please explain to us in more detail why you believe that the predominant characteristic of these transactions are a financing activity rather than an operating activity. Within your response, please cite the US GAAP accounting guidance that you considered in making this decision and how you applied this accounting guidance to your situation.

Response
In response to the Staff’s comment, the Company considered ASC 230-10-45-22 in making its determination that presenting cash payments related to tax withholdings on stock based compensation as cash outflows from financing activities is the preferable policy election. The Company’s stock-based compensation plan permits shares that are issued upon an employee’s

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 7, 2014

vesting of a restricted stock unit to be withheld as a means of meeting minimum statutory tax withholding requirements. The restricted stock units are withheld directly by the Company (i.e., not a third-party broker) and the Company remits the withholding taxes to the appropriate taxing jurisdiction. The Company believes it is more preferable that these withholdings be presented as a cash outflow from financing activities. The presentation as a financing activity follows the view that the Company, in substance, issued the gross number of restricted stock units to the employee on vesting and then repurchased shares equal to the minimum statutory tax withholding requirement. As a result, the Company believes it is more preferable and consistent with the predominate characteristic of the transaction to account for the “in substance” repurchase of restricted stock units as the repurchase of an equity instrument in the financing section of the cash flow statement. As noted, ASC 230-10-45-22 is the accounting guidance used by the Company in making its decision, which states:

 “Certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.”

Please also see the letter issued by the Company’s independent registered public accounting firm dated July 31, 2013, which was filed as Exhibit 18.1 to the Company’s Quarterly Report on Form 10-Q dated August 8, 2013, stating they concur that the newly adopted method of presenting these cash flows is preferable in the Company’s circumstances.

Note 11. Segment Information

3. We note that you include your intangible assets within your long-lived asset disclosure by geographic area. Please revise your future filings to only include your hard assets that cannot be readily removed, which exclude intangibles, within your long-lived asset disclosure by geographic area. Refer to the guidance in 280-10-55-23 of the FASB Accounting Standard Codification.

Response
In response to the Staff’s comment, in future filings the Company will only include hard assets that cannot be readily removed, which excludes intangibles, within the long-lived asset disclosure by geographic area in accordance with ASC 280-10-55-23.

Note 18. Consolidating Financial Statements

4. We note your response to prior comment 6 in your correspondence dated March 11, 2013. Please revise your disclosure in future filings as outlined in your response to label the column heading labeled “Parent” to "Spectrum Brands, Inc. (without consolidated entities)" to avoid confusion to investors as to why you are presenting these consolidating schedules.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 7, 2014

Response
In response to the Staff’s comment, the Company will revise its future filings to label the column heading labeled “Parent” to “Spectrum Brands, Inc. (without consolidated entities)” to avoid confusion to investors as to why the Company is presenting these consolidated schedules as noted in the response to prior comment 6 in the Company’s correspondence dated March 11, 2013.

Exhibits 32.1 and 32.2

5. We note that your 906 certifications furnished pursuant to Rule 13a-14(b) of the Exchange Act were both signed by your principal executive officer rather than by your principal executive officer and principal financial officer. Please amend your filing to include currently signed and dated certifications that are signed by both your principal executive officer and principal financial officer. The amendment should include the entire filing with the proper certifications.

Response
In response to the Staff’s comment, the Company will file an amendment to its Annual Report on Form 10-K originally filed on November 27, 2013 to correct its inadvertent omission of the 906 certification by the Company’s principal financial officer.

*      *      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Kevin L. Vaughn
Securities and Exchange Commission
February 7, 2014

Please feel free to contact Anthony L. Genito, Chief Financial Officer, at (608) 275-4876 or Nathan E. Fagre, General Counsel & Secretary, at (608) 275-4880 should you have any further questions regarding this matter.

Sincerely,
SPECTRUM BRANDS, INC.

By:	/s/ Anthony L. Genito
Anthony L. Genito
Chief Financial Officer